Filed by Watson Wyatt Worldwide, Inc.

Pursuant to Rule 425 under the
Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Jupiter Saturn Holding Company

From:	Wally Bardenwerper
Sent:	Tuesday, August 11, 2009
To:	WW Global Matrix Group, Region Matrices, Division Matrices

Cc:

Subject: Justice Dept Gives Antitrust Clearance for Merger

In the event that you haven’t heard, I am pleased to report that the U.S. Department of Justice has granted antitrust clearance to proceed with the merger. This is one of the key approvals we need to obtain before the transaction can close.

While this is good news, it does not change how we must act until the merger actually occurs. Both firms must continue to compete vigorously and abide by the attached protocols and guidelines that we distributed firmwide on June 28. We must ensure that during the pre-merger period, Towers Perrin and Watson Wyatt do not improperly share information or collaborate. Any failure to comply with these requirements could jeopardize the timely closing of the transaction.

Also, we have received a few questions about the Reuters article that recently reported the Department of Justice’s clearance of the transaction. This article stated that Watson Wyatt is acquiring Towers Perrin, which is simply a reporting mistake. As you know, this is a merger of equals.

We will be posting this information as a Headlines article on Insite for all associates.

Please let me know if you have any questions.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations.  Additional risks and factors are identified under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 15, 2008, which is on file with the SEC, and under “Risk Factors” in the joint proxy statement/prospectus that will be filed by Jupiter Saturn Holding Company.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This communication was sent on August 11, 2009.  Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.  You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt.  A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission.  Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.

 Protocols & Guidelines Both parties must continue to act as separate and independent companies until close Where the two companies compete today, we must continue to compete until after closing The companies may not discuss competitive plans, contract negotiations, or bids for business pre-close The companies may not assign personnel to work at the other company until after close Personnel from one company may not direct or attempt to influence the actions of the other company’s personnel until after closing The companies may not exchange confidential, competitively sensitive information such as rates, discounts, or other terms offered to clients Post-close organizational planning Integration planning for client and non-client facing business units Determination of key leadership appointments Developing strategy for branding and related collateral needs Planning for real estate needs post-close Account planning for the new entity Joint bids or proposals Speaking to clients or prospects together Post-close marketing planning (e.g., pricing, competitive positioning, etc.) Exchanging sensitive client, business practice, or IP data Given the sensitivity surrounding this phase of integration planning, rigorous protocols and guidelines must underpin all activities between announcement and close Confidential Permissible Activities Prohibited Activities